September 9, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                 Mr. David Gessert

Re:	Alerus Financial Corporation
Registration Statement on Form S-1
SEC File No. 333-233339

Dear Mr. Gessert:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Alerus Financial Corporation, as registrant, hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time) on Wednesday, September 11, 2019, or as soon thereafter as is practicable.

Feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5143 with any questions or comments.

Very truly yours,

Alerus Financial Corporation

/s/ Randy L. Newman
Randy L. Newman
Chairman, Chief Executive Officer and President